Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

April 15, 2025

Via EDGAR Filing

Mr. Aaron Brodsky

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2495

Balanced Income Builder Portfolio, Series 51

File Nos. 333-285223 and 811-03763

Dear Mr. Brodsky:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2495, filed on February 25, 2025, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Balanced Income Builder Portfolio, Series 51 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1. Please disclose concretely the trust’s actual investments. Alternatively, please supplement the open-ended list by also disclosing additional detail about the trust’s actual investments at the date of deposit (e.g., language to the effect that “the Trust may invest in x, y and z. As of the date of deposit, the Trust will primarily/principally invest in x and y.”). Please also ensure that the Principal Risk section only covers risks associated with the trust’s actual principal investments at the date of deposit.

Response: Once the portfolio is selected, disclosure will be added that states the types of investments that represent a significant amount of the trust’s assets as of the date of deposit. The section entitled Principal Risks will be revised to match this list, as appropriate.

2. Under the “Principal Investment Strategy” section it states, “The U.S.-listed common stocks held by the trust may include the common stocks of U.S. and non-U.S. companies…” Under the first bullet of the “Security Selection” section is states that the trust will begin with a universe of stocks issued by companies, “that are designated as a U.S. company as of the Security Selection Date.” Please clarify this discrepancy.

Response: The designation of “U.S. company” under the Security Selection section requires a company to have its primary listing on an eligible U.S. exchange, along with other factors, such as a plurality of its assets and revenues held in or coming from the U.S. However, as the “U.S. company” designation does not require a company to be domiciled in the U.S., it may include companies which are domiciled in other countries (which meet the requirements for the U.S. company designation such as primary listing in the U.S.) and are therefore deemed to be non-U.S. companies.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren